Exhibit 3.b.1

First Amendment to the Amended and Restated Bylaws
of OneMain Holdings, Inc. (formerly known as Springleaf Holdings, Inc.)

Effective as of February 26, 2016

The Amended and Restated Bylaws of OneMain Holdings, Inc., a Delaware corporation formerly known as Springleaf Holdings, Inc. (the “Corporation”), adopted by the Board of Directors of the Corporation on October 9, 2013, and effective as of October 15, 2013 (the “Current Bylaws”), are hereby further amended as follows:

First, by deleting each reference in the Current Bylaws to “Springleaf Holdings, Inc.” and substituting in lieu thereof “OneMain Holdings, Inc.”

Second, by deleting each reference in the Current Bylaws to “Springleaf Entity” and substituting in lieu thereof “OneMain Entity.”

Third, by deleting each reference in the Current Bylaws to “Springleaf Entities” and substituting in lieu thereof “OneMain Entities.”